Mintz Levin Daniel H. Follansbee | 617 348 4474 | dhfollansbee@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

August 22, 2005

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Sherman

Re:	QIAGEN N.V.

Form 20-F for Fiscal Year Ended December 31, 2004

File No: 000-28564

Ladies and Gentlemen:

On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated August 8, 2005 from Jim B. Rosenberg of the Staff (the “Staff”) of the Commission to Roland Sackers, the Company’s principal accounting officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4.	Acquisitions and Disposals, page F-6

1.	Comment: Based upon your disclosure, it would appear that you have only acquired the major assets of MSI and not the business itself. As such, please explain why you recorded goodwill of $15.3 million. If management has determined that the acquisition constitutes a business, please provide us your analysis which appropriately references the guidance established in EITF 98-3.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

August 22, 2005

Response: Management determined that the MSI acquisition constitutes a business in accordance with the guidance established in paragraph 6 of Emerging Issues Task Force Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, (“EITF 98-3”) as the transferred set of activities and assets includes the inputs (the Company purchased tangible and intangible assets and intellectual property, obtained access to necessary rights, and acquired certain of the former MSI employees), processes (specifically manufacturing) and outputs (the Company obtained complete access to customers and data) as discussed in EITF 98-3. Management’s conclusion that the acquisition constitutes a business is further evidenced by the premium paid by QIAGEN over the fair market value of the assets acquired, reflecting the acquired goodwill of the business. As noted in paragraph 6 of EITF-98-3:

“If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.”

2.	Comment: Please explain why you did not report the disposition of your synthetic DNA business unit, a subsidiary, in discontinued operations. Provide us your analysis of the guidance in SFAS 144 to determine if the disposition should have been reported in discontinued operations.

Response: In June 2004, the Company sold a significant portion of its synthetic DNA business for $24.3 million in total consideration. Management considered the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) and concluded that the Company should not report the disposition of our synthetic DNA business unit in discontinued operations.

In accordance with the provisions of paragraphs 41 and 42 of SFAS 144, in order to require reporting as “discontinued operations,” the assets disposed of must meet all of the following criteria:

1.	The disposal group must qualify as a “component of an entity”; and

2.	Both of the following conditions are met or expected to be met by the end of the assessment period:

a.	The operations and cash flows of the component have been or will be eliminated from the ongoing operations of the entity in the disposal transaction; and

b.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

August 22, 2005

Prior to the sale, QIAGEN’s synthetic nucleic acid (DNA/RNA) business consisted of its synthetic DNA business (custom-made, pre-made and related services) and synthetic RNA business (pre-made and related services). These two businesses were not clearly distinguishable from each other, either operationally or for financial reporting purposes and, therefore, the disposed assets do not constitute a “component of an entity” for purposes of SFAS 144. With the sale of a significant portion of the DNA business unit, QIAGEN retained all of the synthetic RNA business as well as continuing the pre-made stock DNA oligonucleotide activities (combining pre-made and assay-validated DNA oligonucleotides with QIAGEN’s PCR product line). QIAGEN did not report the disposition of assets comprising its custom DNA and services business as a discontinued operation, notwithstanding that it represented a significant portion of QIAGEN’s synthetic DNA business, since operations and cash flows continue from the pre-made stock DNA oligonucleotide activities. Revenues from the retained portion of the synthetic DNA business and synthetic RNA business (components now purchased externally instead of being manufactured in-house) continue to be significant to QIAGEN.

6.	Variable Interest Entities, page F-18

3.	Comment: Please explain in greater detail why QIAGEN Finance is a variable interest entity with no primary beneficiary as it appears that you own 100% of the company and you record 100% of any gains or losses generated by the company. Provide us your analysis of the relationship between QIAGEN Finance and you in accordance with FIN 46R, which supports the current accounting treatment, equity method investment.

Response: The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (“Finance”), an entity established solely to issue convertible debt to investors. In August 2004, QIAGEN issued $150 million of senior convertible notes (the “Notes”) through Finance, which Notes are fully guaranteed by QIAGEN. Finance loaned the proceeds from the sale of the Notes to QIAGEN to finance, among other things, QIAGEN’s equity investment in Finance. Although Finance constitutes a “variable interest entity” within the meaning of FASB Interpretation No. 46 (Revised December 2003) Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46R”), QIAGEN does not have an equity investment in Finance at risk.

Finance is a variable interest entity pursuant to FIN 46R paragraph 5(b)(1) because its bondholders do not have decision-making authority over its activities and its sole equity holder, QIAGEN, does not have any equity investment at risk. Equity interests in a variable interest entity are variable interests only to the extent that the investment is considered to be at risk. QIAGEN’s investment in the equity of Finance was financed directly by Finance through a loan to QIAGEN, which loan and associated rights represents the sole asset of Finance. In this connection, we respectfully note the provisions of Paragraph B7 of FIN 46R, particularly the last sentence thereof:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

August 22, 2005

“B7. Equity investments in a variable interest entity are variable interests to the extent they are at risk. (Equity investments at risk are described in paragraph 5 of this Interpretation.) Some equity investments in a variable interest entity that are determined to be not at risk by the application of paragraph 5 also may be variable interests if they absorb or receive some of the entity’s variability. If an entity has a contract with one of its equity investors (including a financial instrument such as a loan receivable), a reporting enterprise applying this Interpretation to that entity should consider whether that contract causes the equity investor’s investment not to be at risk. If the contract with the equity investor represents the only asset of the entity, that equity investment is not at risk.”

Because Finance’s contract rights against QIAGEN represent the sole asset of Finance, QIAGEN’s investment in Finance is not considered to be an equity investment at risk pursuant to paragraph B7 of FIN 46R. Accordingly, the Company does not consolidate Finance, but accounts for its investment as an equity method investment in accordance with the provisions of APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

8.	Marketable Securities, page F-19

4.	Comment: Please explain why you do not classify your marketable securities as trading securities when you specifically disclose that your holdings are short term and you plan to sell them in order to take advantage of market timing. It would appear that meets the criteria established in paragraph 12a of SFAS 115.

Response: The Company accounts for marketable securities in accordance with the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investment in Debt and Equity Securities (“SFAS 115”). We respectfully note that Paragraph 12a of SFAS 115 defines trading securities as follows:

“Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

August 22, 2005

Although QIAGEN does not presently intend to hold these securities until maturity, neither does it engage in active or frequent buying, selling or trading of securities, including marketable securities, with the objective of “generating profits on short-term differences in price.” Rather, QIAGEN carefully considers its marketable securities portfolio and makes changes from time to time as market conditions dictate, which QIAGEN believes is more consistent with the “available for sale securities” classification.

9.	Property, Plant and Equipment, page F-20

5.	Comment: Given that the state and county loans are forgiven upon your achievement of certain employment levels, please provide your justification for converting the loans to grant revenue based upon a ratio of actual employment level to the target level as opposed to recording the forgiveness upon achieving the target employment levels. In your response, please specifically confirm the amounts previously converted are indeed forgiven and cite the accounting literature you relied upon.

Response: We respectfully note that these “forgiven” grants were not converted to revenue, but rather were recorded as a reduction to the cost of the assets that the grants funded. During 2001, QIAGEN received state and county loans totaling $3.6 million to use for land purchase and facility construction costs. The terms of these loans provide that they are converted to grants on a pro rated basis if QIAGEN meets and maintains certain “performance” targets, namely employee headcount, measured as of each December 31 with a final measurement as of March 31, 2010. QIAGEN based its calculation of forgiveness upon a ratio of actual headcount to target headcount as provided for in the loan agreements. $2.2 million was accounted for as contingently forgiven (conditionally converted to a grant) based on QIAGEN’s achievement to date of certain target employment levels. Subsequent to December 31, 2004, QIAGEN anticipated that it would not fully meet the performance targets and agreed to repay an aggregate of $1.4 million, the amount accrued at December 31, 2004, to these state and county governments. Of this, $1 million was repaid to the State of Maryland in July 2005 and the remaining $400 thousand is to be repaid to Montgomery County, Maryland, in February 2006. The $2.2 million accounted for as forgiven is subject to maintaining the achieved headcount. The contingency represented in the conditional conversion to a grant of $2.2 million (i.e., the liability that exists only if headcount drops below 2004 level) is accounted for in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“SFAS 5”). In accordance with SFAS 5, each reporting period QIAGEN evaluates the likelihood that it will fail to maintain these minimum headcount during the remaining time period. During the preparation of QIAGEN’s financial statements for the year ended December 31, 2004, QIAGEN determined the likelihood of such a failure to be remote; therefore these amounts were accounted for as forgiven and no contingency disclosure was made.

QIAGEN is aware of no authoritative U.S. accounting pronouncements that specifically address government grants and thus relied upon its understanding of available interpretations of

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

August 22, 2005

what the general precepts of U.S. GAAP dictate with respect to the terms of the these grants. Additionally, QIAGEN has considered the discussion of the topic contained in International Accounting Standard No. 20, Accounting for Government Grants and Disclosure of Government Assistance Government Grants, which appears to be consistent with U.S. GAAP.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

August 22, 2005

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4474. Thank you for your time and attention.

Very truly yours,

/s/ Daniel H. Follansbee

Daniel H. Follansbee

cc: Securities and Exchange Commission

Jim B. Rosenberg

QIAGEN N.V.

Peer M. Schatz, Chief Executive Officer

Roland Sackers, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz, Esq.